November 18, 2004

Mail Stop 0409

Shabi S. Asghar
President and Co-Chief Executive Officer
ECC Capital Corporation
1833 Alton Parkway
Irvine, CA 92606

Re:	ECC Capital Corporation
      Amendment No. 1 to Registration Statement on Form S-11
      Filed October 29, 2004
      Registration No. 333-118253

Dear Mr. Asghar:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page references below refer to the marked bound copy of the
S-11
you provided to us via mail.

General

1. We have reviewed your supporting materials submitted in response to our prior comment number 1 and have the following additional comments:

* We are unable to confirm, based upon the supporting materials you have submitted that single-family residential mortgage market originations totaled $3.8 trillion and that the 2004 projection was
$2.5 trillion, as stated in the second sentence of the first full paragraph on page 5. Please resubmit supporting materials that are clearly highlighted to show how this statement is supported.

* In support of your statement in the second paragraph on page 5 that that the subprime residential mortgage market was $65 billion in 1995, you cite Inside B&C Lending. However, the source you have provided for this statistic appears to be Mortgage Statistical Annual. In addition, based upon the legend above the chart in your supporting materials, it appears that the number is actually $65 million, not $65 billion.

* We are unable to determine from your supporting materials that prime mortgage originations declined 33% from the second quarter of
2003 to the second quarter of 2004. The MBAA report only extends through the 3rd quarter of 2003. Please advise.


* We are unable to confirm from your supporting materials that subprime residential mortgage market origination volume increased over 101%, as stated in the second paragraph on page 5. Please advise.

2. We have reviewed your response to our prior comments numbered 3 and 4 and your introductory discussion regarding Guide 5. Please note that although your status as a self advised REIT may affect whether particular Items of Guide 5 disclosure are applicable, it is not determinative of whether Guide 5 applies as a whole. In addition, we note your reliance on language from Release No. 34-18161 as evidence that neither you nor any of your sponsors or their affiliates have ever sponsored a "program" for which prior performance disclosure could be provided. However, while you indicate that none of the companies for which your senior management had previously worked could be considered a "program" under the parameters set out in that release, you fail to indicate why they would not be considered programs. Please revise your analysis to provide additional details about why you believe prior performance is not required. Specifically, please provide us with additional information about Sprint Funding, formerly known as Park Place Capital.

3. We have reviewed your response to our prior comment number 5. In order to rely on the safe harbor from integration provided by Rule 152, you must show that the investors in the private placement were irrevocably bound to make the investment, subject only to conditions outside of the investors` control, prior to the filing of your registration statement related to this public offering. Accordingly, please provide for our review an executed copy of the merger agreement related to the private transaction with your next amendment.

4. We note your response to our prior comment number 7. We continue to believe that a conflict may exist with respect to the interests of your shareholders in light of the fact that the fees you will agree to pay to your wholly-owned subsidiary for its services and for loans will not be negotiated at arms-length. We reissue our request that you supply the disclosure required by Item 5 of Industry Guide 5 and
Item 24(b) of Form S-11.

5. We have reviewed your response to our prior comment number 13 and will reserve further comment until we have reviewed your directed share program materials.

Prospectus Cover Page

6. As noted in our comment number 2 above, we continue to believe that your offering constitutes a blind pool and therefore we reissue our prior comment number 17.

Summary, pages 1- 13

7. We have reviewed your response to our prior comment number 25 and your revised summary. We continue to believe that there is a great deal of repetition between your summary and business sections that could be eliminated. In particular, we note that your new disclosure on pages 1 - 4 under the headings "Our Business," "Change in Loan Sale and Portfolio Strategy," "Our Business Strategy" and "Our Competitive Advantages" is repeated in the Business section on pages
81 - 86.  Please revise your summary to eliminate repetition.

8. Since it appears that you will be using the net proceeds from this offering to invest in a pool of mortgage-backed securities, please include a section in the summary that discusses the types of investments you intend to purchase, the reasons for the purchases (i.e. - REIT compliance) and how this portfolio will affect your business model and revenue streams. In connection with this, please clarify whether the company has any experience purchasing MBSs.
If
not, please include this in the risk factor section as well.

Our Business, pages 1 - 2

9. Refer to the fifth sentence of the first paragraph under this heading. We note your statement that subprime loans are those loans that are not typically eligible for sale based upon either credit scoring criteria or other factors, such as limited income documentation, high debt-to-income ratios or high loan-to-value ratios. If you choose to retain this characterization of subprime, please clarify what percentage of the loans you intend to hold in your portfolio you anticipate will fall within each category. In addition, please disclose what percentage of Encore`s loan originations have historically fallen within each category. Please make similar revisions to your disclosure in the first paragraph on page 81.

Change in Loan Sale and Portfolio Strategy, page 2

10. Please provide disclosure regarding the fact that, in order to qualify as a REIT, you must enact the changes discussed under this heading. In addition, please disclose that taxable REIT subsidiaries may only conduct a limited portion of your business activities without threatening your REIT qualification.

Our Business Strategy, pages 2 - 3

11. We note your response to our prior comment number 30.   We
continue to believe that a statement of your historical leverage amounts would be useful to investors in the summary section, especially in light of the fact that your goal to leverage your equity 10 to 14 times is merely a goal and not an absolute limit. Please revise.

12. We have reviewed your new disclosure in response to our prior comment number 34. Please expand your discussion in the fifth paragraph on page 3 to indicate how you intend to strengthen your cash position.

Our Competitive Advantages, page 3

13. Please provide basis for your statement that your "teams are among the most productive in the industry." Is this based on the amount of loan originations per agent or some other measurement?
Please revise or advise.

Risk Factors, pages 14 - 41

14. Please include a risk factor describing the internal control deficiencies identified by your auditors, as described in the first 2 paragraphs on page 55.

15. We have reviewed your response to Comment No. 51 from our prior comment letter in which you indicate that, since you have historically sold your loans soon after originating them, you do not have historical default rates for the subprime loans you have originated. Please add a risk factor that discusses the fact that you do not have historical information that would allow you to predict the portion of your loan portfolio that will likely default.

Risks Related to Our Business Activities, pages 14 - 34

If we do not obtain and maintain the appropriate state licenses for
ECC Capital, we will not be allowed to originate, purchase and table fund mortgage loans in some states, which could adversely affect our operations, pages 13 - 14

16. We have reviewed your response to our prior comment number 46. Please revise your risk factor text to eliminate discussions of the licenses you do have and focus exclusively on the licenses you do not have.


Our reorganization will require us to provide notification to state
licensing authorities and, in some cases, will require us to obtain
new lending licenses. The failure to provide these notices or obtain
new licenses could prevent us from being able to originate loans in
the affected states and could materially harm our operations, page
15

17. Please delete the final sentence under this risk factor heading as it tends to mitigate the risk presented. You may also consider removing this risk factor if the risk described no longer exists.

Our success will depend on our ability to obtain financing to leverage our equity. Our inability to realize gains on our investments and through our leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses, page 18

18. Please revise your risk factor to disclose your current leverage ratio.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed, page 19

19. Please disclose the amount of borrowings that were repaid under the RFC credit facility when it was terminated on November 5, 2004.
In addition, to the extent applicable, discuss whether this was made using existing cash or some other form.

In a period of rising interest rates, our interest expense could increase faster than the interest we earn on our assets due to our strategy of financing longer-term assets with shorter-term liabilities, page 21

20. Please revise your disclosure to include a discussion of interest rate activity during the last several months. We note, for example, that interest rates have risen and that the expectation is that they will continue to rise.

New legislation and regulations directed at curbing predatory lending practices could restrict our ability to originate, purchase or price subprime residential mortgage loans, which could adversely impact our earnings, page 26

21. Please revise to delete the fifth sentence in the first paragraph under this risk factor heading as it tends to mitigate the risk presented.

Messrs. Holder and Asghar will own approximately __% of our outstanding common stock after this offering and the merger, and there maybe circumstances under which the interests of Messrs. Holder and Asghar and the interests of the holders of the remainder of our common stock will not be aligned, page 37

22. To the extent Messrs. Holder and Asghar own over 50 percent of your outstanding common stock following the completion of the offering and the merger, please revise to indicate that they will have the ability to control certain matters that come before the board, not just exert substantial influence.

Use of Proceeds, page 44

23. We have reviewed you response to our prior comment number 61. We continue to believe that your disclosure should include an estimate of the amount of proceeds you intend to use in furtherance of expanding your wholesale mortgage operations and a summary of the steps you will need to take in furtherance of this expansion.
Your
disclosure should explain whether this expansion will entail transferring proceeds to your taxable REIT subsidiaries. In addition, please clarify whether any of the net proceeds will initially go to these purposes or whether they will be used exclusively to purchase a portfolio of MBSs. We note your statement that the "remaining" proceeds will be used to purchase MBSs, but it`s not clear for what other purposes the proceeds will initially be used. Please revise or advise.

Selected Historical Consolidated Financial Data, pages 52 - 53

24. We note your response to our prior comment number 66.
However,
your reference to footnote (1) in the first row of the chart appears to be incorrect. The correct reference appears to be footnote
(2).
Please revise or advise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 54 - 80

25. Please revise your period-to-period discussions of results of operations to take into account the fact that interest rates have increased over the last few months. To the extent applicable, please also discuss whether you believe this is a trend that investors should be aware of.

Internal Controls, page 55

26. Please advise us, and disclose in the next amendment, if the material weaknesses relate solely to the thee-month period ended
June
30, 2004.

27. Please provide to us supplementally specifics of each material weakness that resulted from the inability of the finance and accounting staff to monitor financial accounting standards, and the staffs` inability to interpret and implement new financial accounting standards. Include a discussion of the effect on individual line items in your financial statements, and your financial statements as a whole.

28. Please supplementally advise us, in detail, of the facts and circumstances that occurred in this interim period that resulted in identification of significant deficiencies that constituted material weaknesses, but that were not present in prior periods. For example, what types of complex transactions did you engage in that you did not previously engage in, and how material were these complex transactions to your results of operations and financial condition for the period in question? Also, it appears that the growth from 2002 to 2003 was more significant than the growth experienced in the interim period. Please explain to us why you were able to process, record, etc. the increased volume in the prior periods and not this interim period.

29. While we note that you have hired or intend to hire certain individuals, please advise us in detail, and disclose in the next amendment, of the steps you have taken (or plan to take), and of the procedures you implemented (or plan to implement) to correct each material weakness.

30. Please provide us with a schedule of the adjustments made to close the books, or adjustments recorded in connection with or as a result of the review by the independent accountants. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

Stock-Based Compensation, page 56

31. We note your response to comment 68 and the related revisions to your disclosure. In the next amendment, please disclose the significant assumptions used to value your stock.

Contractual Obligations and Commercial Commitments, page 68

32. We note your response to comment 75 and the related changes to your disclosure. Please note that you should supplement the tabular disclosure of contractual obligations with information that is material to an understanding of your cash requirements, such as your cash requirements related to interest, etc. Refer to footnote 46 of
SEC Release No. 33-8350. Please revise to include a disclosure of interest costs, or include this disclosure elsewhere in your MD&A.

33. Your reference to an independent valuation specialist that was engaged to complete a determination of the fair value of your stock requires that you obtain consent from the third party who provided the valuation. Please file a consent of experts as required by Rule
601 of Regulation S-K with your next amendment.

34. We have reviewed your response to our prior comment number 79. Supplementally advise us whether you have a contingency plan in the event that you are unable to obtain the requisite consents to the merger. In addition, please consider including a risk factor discussing the risk that you will not obtain all of the proper consents in order to complete the merger or tell us why you do not believe that this risk is material.

35. We note your response to our prior comment number 80 and your new disclosure in the second full paragraph on page 69. Your disclosure focuses on your belief of what lenders would typically do but does not appear to be based on any actual conversations or negotiations with your lender. In light of the fact that your intended business plan will change following the offering and will involve primarily holding subprime loans on your books rather than selling them, please address whether you expect this may affect your lenders` willingness to increase your borrowing capacity. To the extent you have received any indication from your lenders that they intend to increase your ability to borrow funds, please disclose this.

Business, pages 81 - 104

36. We note that you have removed disclosure from your summary related to LTV ratios in response to our prior comment number 32. However, we continue to believe that a definition of low and high LTV ratios would be useful elsewhere in your disclosure, such as in the second paragraph on page 87, where you discuss exceptions for loans with a lower than maximum LTV ratio. Please revise or advise.

Management, pages 105 - 110

37. We note your statement that you "expect" that four of your seven directors will be considered to be independent pursuant to the NYSE listing standards and SEC rules. Please revise your disclosure to indicate, if true, that the board of directors has made a determination that each of the four directors is independent pursuant to the above listing standards and rules. In addition, when known, please disclose which directors will be assigned to the audit, compensation and nominating and corporate governance committees.

Executive Compensation, page 111

38. We have reviewed your response to Comment No. 100 from our prior comment letter but we are unable to locate disclosure that indicates that the bonuses paid out during the first half of 2004 to certain executives reflects amounts earned but unpaid during 2002 and 2003.
Please revise or advise.

Certain Relationships and Related Transactions, pages 116 - 117

39. Please revise your disclosure on page 116 to describe the title of and duties performed for Encore Credit by the spouses of Mr.
Asghar and Mr. Holder.

40. We refer to the litigation referenced in the final paragraph on page 116. Please clarify whether the matter is related to ECC.
In
addition, please briefly characterize the nature of the litigation and why ECC has agreed to pay all legal expenses incurred in connection with the legal proceeding.


Federal Income Tax Considerations, page 133

41. Please revise the disclosure to clarify that Latham & Watkins has delivered its tax opinion to you. The current disclosure indicates that Latham & Watkins are required, as a condition to closing, to deliver its opinion.

Underwriting, pages 154 - 160

42. We note your response to Comment No. 112 from our prior comment letter in which you state that, "An electronic prospectus is available on the internet website maintained by FBR." This appears to indicate that the prospectus is currently on FBR`s website.
Please clarify whether this is the case or whether FBR will maintain the red herring on its website once the company begins its selling efforts.

Financial Statements - General

43. We note your response to comment 131. It appears that the accountants` consent on the audit reports on your financial statements still originate from Los Angeles while the reports themselves originate from Irvine. Please advise or revise.

44. We note your disclosure in "Internal Controls" on page 55 that the interim financial statements were reviewed by Grant Thornton. In the next amendment, please include the independent accountants` review report on the interim financial statements. Refer to Rule 10-
01(d) of Regulation S-X, and Exhibit 15 of Item 601 of Regulation
S-
K.

Financial Statements - Encore Credit Corp., pages F-1 through F-30

45. In the next amendment, please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

46. In the next amendment, please include a pro forma column that includes pro forma adjustments related to your proposed recapitalization transaction.

Note A - Summary of Significant Organization and Accounting
Policies,
page F-8

General

47. Please disclose that the interim financial statements reflect all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented, or advise us. Also, disclose if all such adjustments are of a normal recurring nature, or furnish information describing the nature and amount of any adjustments other than normal recurring adjustments. Refer to Rule 10-01(b)(8) of Regulation S-X.

Note I - Transactions with Affiliates and Related Parties, pages
F-21
to F-22

48. In the next amendment, please disclose the information included under "Conflicts of Interest" on page 116 related to the employment of Messrs. Holder`s and Asghar`s spouses, the related periods of employment, the services they performed, and the compensation each received. Also, disclose the information related to the legal action in which Encore is a co-plaintiff.

Note N - Stock Options, page F-27

49. We note your response to comment 129. With respect to the equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your filing, please disclose for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

Note Q - Subsequent Event, page F-30

50. Please revise your disclosure, and provide the information to us supplementally, to clearly explain the termination transaction.
For
example, we note you expensed $7.5 million as part of the transaction. What expenses did you incur, and where will you report those expenses in the financial statements?

51. Please provide to us, and disclose in the next amendment, a schedule of all consideration exchanged between you and RFC upon termination of the agreement, including cash, stock, warrants, etc., and clearly explain how you accounted for each.

52. We note that you cancelled the warrants issued to RFC that were originally valued at $12 million. Please advise us of the consideration issued to RFC to cancel the warrants, if so, and how you accounted for it.

Exhibits

53. We note that you have filed very few of the exhibits listed in your exhibit index. We further note that many of these exhibits are executed agreements which should be available to be filed. Please be aware that we will need time to review these exhibits when they are filed. To the extent possible, please file these exhibits with your next amendment.

Legal Opinion

54. We have reviewed the draft legal opinion. We note that counsel relied upon a certificate executed by an officer of the company as stated in paragraph number 6, on page 2 of the opinion. Please provide a revised form of legal opinion that confirms that each representation from the officer`s certificate upon which counsel relied in rendering its opinion is a factual representation, not a legal one.

55. We refer to assumption 5 on page 2 of the draft opinion which assumes that the total number of common shares issued and outstanding after the offering will not exceed the total number of shares that the company is authorized to issue under the charter. Since counsel has represented that it has examined the charter and the registration statement, it is not clear why it is unable to opine on this matter.
In addition, this assumption goes to the heart of whether the securities are legally issued and is inappropriate. Please have counsel remove the assumption.

Tax Opinion

56. We note that counsel`s REIT opinion states that the company "will be" organized in conformity with the requirements for qualification as a REIT. The disclosure on page 133 indicates, however, that Latham & Watkins has opined that you "have been organized and have operated in conformity" with the REIT rules. Please have counsel revise its tax opinion so that it is consistent with this disclosure and opines as to whether the company is organized in conformity with the REIT rules.

57. We note counsel`s statement that this opinion may not be relied upon by any other person except that investors who purchase securities in this offering may rely on the opinion. Please have counsel remove this qualification or expand it to include investors who make subsequent purchases of the shares being sold in this offering.


*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Robert Telewicz, Staff Accountant, at (202)
824-
5356 or Deborah Wilson, Senior Accountant, at (202) 942-2956 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at
(202) 942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	William J. Cernius, Esq. (via facsimile)
	Jeevan B. Gore, Esq. (via facsimile)
	Latham & Watkins LLP

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ECC Capital Corporation
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